April 11, 2019

Joachim Haas
Chief Executive Officer
Northwest Oil & Gas Trading Company, Inc.
4650 Wedekind Road, #2
Sparks, NV 89431

       Re: Northwest Oil & Gas Trading Company, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 5, 2019
           File No. 333-229036

Dear Mr. Haas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 9

1. Your response to prior comment two indicates that you made revisions to comply with the comment. However, several references to possible reserves remain. Please revise your disclosures to remove such references as possible reserves is a defined term under Item 4-
       10(a) (17) of Regulation S-X.
Financial Statements, page F-1

2. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.
 Joachim Haas
Northwest Oil & Gas Trading Company, Inc.
April 11, 2019
Page 2

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJoachim Haas                     Sincerely,
Comapany NameNorthwest Oil & Gas Trading Company, Inc.
                                                   Division of Corporation
Finance
April 11, 2019 Page 2                              Office of Natural Resources
FirstName LastName